SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

OMB
OMB Number: 3235-0727
Expiration Date: 5/31/2022
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hours per response: 2.75

FORM FUNDING PORTAL

APPLICATION OR AMENDMENT TO APPLICATION FOR REGISTRATION OR WITHDRAWAL FROM REGISTRATION AS FUNDING PORTAL UNDER THE SECURITIES EXCHANGE ACT OF 1934

WARNING: Failure to complete this form truthfully, to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as a *funding portal*, would violate the Federal securities laws and may result in disciplinary, administrative, injunctive or criminal action.

Check the appropriate box:
This is:
☒ an initial application to register as a *funding portal* with the *SEC*.
☐ an amendment to any part of the *funding portal*'s most recent Form Funding Portal, including a *successor* registration.
☐ a withdrawal of the *funding portal*'s registration with the *SEC*.

Schedule A must be completed as part of all initial applications. Amendments to Schedule A must be provided on Schedule B. Schedule C must be completed by *nonresident funding portals.* If this is a withdrawal of a *funding portal*'s registration, complete Schedule D.

If this is an amendment to any part of the *funding portal's* most recent Form Funding Portal, provide an explanation describing the amendment: _____

_____

Item 1 – Identifying Information

Exact name, principal business address, mailing address, if different, and contact information of the *funding portal*:

A. Full name of the *funding portal*: _____ Vicinity LLC _____

B. Name(s)/Website URL(s) under which business is conducted, if different from Item 1A:
_____ Vicinity Capital; Vicinity; vicinitycapital.com _____

C. IRS Empl. Ident. No.: ___ 84-4015365 _____

D. If a name and/or website URL in (1A) or (1B) has changed since the *funding portal*'s most recent Form Funding Portal, enter the previous name and/or website URL and specify whether the name change is of the □ *funding portal* name (1A), or □ name/website URL (1B).

Previous name(s) or website URL(s): _____ __

E. *Funding portal*'s main street address (Do not use a P.O. Box):
        103 Cureton Street
        Greenville, SC 29605

F. Mailing address(es) (if different) and office locations (if more than one):
        1708-C Augusta St., #115
        Greenville, SC 29605

G. Contact Information:
Telephone Number: (864) 501-2279
Fax Number: none
Email Address: josh@vicinitycapital.com

H. Contact Employee Information:
Name: Joshua Rollins
Title: Co-Founder
Direct Telephone Number: (813) 417-0823
Fax Number: none
Direct Email Address: josh@vicinitycapital.com

I. Month *applicant*'s fiscal year ends: December

J. Registrations

Was the *applicant* previously registered on Form Funding Portal as a *funding portal* or with the Commission in any other capacity?

□ Yes   SEC File No.: _____
☒ No

K. Foreign registrations

(1) Is the *applicant* registered with a *foreign financial regulatory authority*? Answer "no" even if affiliated with a business that is registered with a *foreign financial regulatory authority*.

☐ Yes   ☒ No

If "yes," complete Section K.2. below.

(2) List the name, in English, of each *foreign financial regulatory authority* and country with which the *applicant* is registered. A separate entry must be completed for each *foreign financial regulatory authority* with which the *applicant* is registered.

English Name of *Foreign Financial Regulatory Authority*:
_____

Registration Number (if any): _____

Name of Country: _____

Item 2 – Form of Organization

A.   Indicate legal status of *applicant*.

☐ Corporation   ☒ Limited Liability Company
☐ Sole Proprietorship   ☐ Other (please specify) _____
☐ Partnership

B.   If other than a sole proprietor, indicate date and place *applicant* obtained its legal status (*i.e.*, state or country where incorporated, where partnership agreement was filed, or where *applicant* entity was formed):

State/Country of formation: South Carolina
Date of formation: 10/24/2019

Item 3 – Successions

A.   Is the *applicant* at the time of this filing succeeding to the business of a currently registered *funding portal*?

☐ Yes   ☒ No

Do not report previous successions already reported on Form Funding Portal. If "yes," complete Section 3.B. below.

B.   Complete the following information if succeeding to the business of a currently-registered *funding portal*. If the *applicant* acquired more than one *funding portal* in the succession being reported on this Form Funding Portal, a separate entry must be completed for each acquired firm.

Name of Acquired *Funding Portal*:

_____

Acquired *Funding Portal*'s *SEC* File No.: _____

C. Briefly describe details of the succession including any assets or liabilities not assumed by the *successor*.

Item 4 – Control Relationships

In this Item, identify every *person* that, directly or indirectly, *controls* the *applicant*, *controls* management or policies of the *applicant*, or that the *applicant* directly or indirectly *controls*.

Joshua Rollins; John Crawford; Vicinity Holdings LLC

_____

If this is an initial application, the *applicant* also must complete Schedule A. Schedule A asks for information about direct owners and executive officers. If this is an amendment updating information reported on the Schedule A filed with the *applicant*'s initial application, the *applicant* must complete Schedule B.

Item 5 – Disclosure Information

In this Item, provide information about the *applicant*'s disciplinary history and the disciplinary history of all *associated persons* or *control affiliates* of the *applicant* (as applicable). This information is used to decide whether to revoke registration, to place limitations on the *applicant*'s activities as a *funding portal*, and to identify potential problem areas on which to focus during examinations. One event may result in the requirement to answer "yes" to more than one of the questions below. Check all answers that apply. Refer to the Explanation of Terms section of Form Funding Portal Instructions for explanation of italicized terms.

If the answer is "yes" to any question in this Item, the *applicant* must complete the appropriate Disclosure Reporting Page ("DRP") (FP) – Criminal, Regulatory Action, Civil Judicial Action, Bankruptcy/SIPC, Bond, or Judgment/Lien, as applicable.

Criminal Disclosure

If the answer is "yes" to any question below, complete a Criminal DRP.

A. In the past ten years, has the *applicant* or any *associated person*:

(1) been convicted of any *felony*, or pled guilty or nolo contendere ("no contest") to any charge of a *felony*, in a domestic, foreign, or military court?

☐ Yes   ☒ No

The response to the following question may be limited to charges that are currently pending:

(2) been *charged* with any *felony*?

☐ Yes   ☒ No

B.   In the past ten years, has the *applicant* or any *associated person*:

(1) been convicted of any *misdemeanor*, or pled guilty or nolo contendere ("no contest"), in a domestic, foreign, or military court to any charge of a *misdemeanor* in a case involving: *investment-related* business, or any fraud, false statements, or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?

☐ Yes   ☒ No

The response to the following question may be limited to charges that are currently pending:

(2) been *charged* with a *misdemeanor* listed in Item 5-B(1)?

☐ Yes   ☒ No

Regulatory Action Disclosure

If the answer is "yes" to any question below, complete a Regulatory Action DRP.

C.   Has the *SEC* or the Commodities Futures Trading Commission ("CFTC") ever:

(1) *found* the *applicant* or any *associated person* to have made a false statement or omission?

☐ Yes   ☒ No

(2) *found* the *applicant* or any *associated person* to have been *involved* in a violation of any *SEC* or CFTC regulations or statutes?

☐ Yes   ☒ No

(3) *found* the *applicant* or any *associated person* to have been a cause of the denial, suspension, revocation, or restriction of the authorization of an *investment-related* business to operate?

☐ Yes   ☒ No

(4) entered an *order* against the *applicant* or any *associated person* in connection with *investment-related* activity?

☐ Yes   ☒ No

(5) imposed a civil money penalty on the *applicant* or any *associated person,* or ordered the *applicant* or any *associated person* to cease and desist from any activity?

☐ Yes   ☒ No

D.   Has any other federal regulatory agency, any state regulatory agency, or any *foreign financial regulatory authority*:

(1) ever *found* the *applicant* or any *associated person* to have made a false statement or omission, or been dishonest, unfair, or unethical?

☐ Yes   ☒ No

(2) ever *found* the *applicant* or any *associated person* to have been *involved* in a violation of *investment-related* regulations or statutes?

☐ Yes   ☒ No

(3) ever *found* the *applicant* or any *associated person* to have been the cause of a denial, suspension, revocation, or restriction of the authorization of an *investment-related* business to operate?

☐ Yes   ☒ No

(4) in the past ten years entered an *order* against the *applicant* or any *associated person* in connection with an *investment-related* activity?

☐ Yes   ☒ No

(5) ever denied, suspended, or revoked the registration or license of the *applicant* or that of any *associated person,* or otherwise prevented the *applicant* or any

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associated person of the *applicant*, by *order*, from associating with an *investment-related* business or restricted the activities of the *applicant* or any *associated person*?

☐ Yes   ☒ No

E.   Has any *self-regulatory organization* or commodities exchange ever:

(1) *found* the *applicant* or any *associated person* to have made a false statement or omission?

☐ Yes   ☒ No

(2) *found* the *applicant* or any *associated person* to have been *involved* in a violation of its rules (other than a violation designated as a *minor rule violation* under a plan approved by the *SEC*)?

☐ Yes   ☒ No

(3) *found* the *applicant* or any *associated person* to have been the cause of a denial, suspension, revocation or restriction of the authorization of an *investment-related* business to operate?

☐ Yes   ☒ No

(4) disciplined the *applicant* or any *associated person* by expelling or suspending the *applicant* or the *associated person* from membership, barring or suspending the *applicant* or *the associated person* from association with other members, or by otherwise restricting the activities of the *applicant* or the *associated person*?

☐ Yes   ☒ No

F.   Has the *applicant* or any *associated person* ever had an authorization to act as an attorney, accountant, or federal contractor revoked or suspended?

☐ Yes   ☒ No

G.   Is the *applicant* or any *associated person* currently the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of Item 5-C, 5-D, or 5-E?

☐ Yes   ☒ No

Civil Judicial Disclosure

If the answer is "yes" to a question below, complete a Civil Judicial Action DRP.

H.   Has any domestic or foreign court:

   (1) in the past ten years, *enjoined* the *applicant* or any *associated person* in connection with any *investment-related* activity?

   □ Yes   ☒ No

   (2) ever *found* that the *applicant* or any *associated person* was *involved* in a violation of *investment-related* statutes or regulations?

   □ Yes   ☒ No

   (3) ever dismissed, pursuant to a settlement agreement, an *investment- related* civil action brought against the *applicant* or any *associated person* by a state or *foreign financial regulatory authority*?

   □ Yes   ☒ No

I.   Is the *applicant* or any *associated person* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of Item 5-H(1)-(3)?

   □ Yes   ☒ No

Financial Disclosure

If the answer is "yes" to a question below, complete a Bankruptcy/Disclosure, Bond Disclosure or Judgment/Lien DRP, as applicable.

J.   In the past ten years, has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:

   (1) has been the subject of a bankruptcy petition?

   □ Yes   ☒ No

   (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

   □ Yes   ☒ No

K. Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?

□ Yes   ☒ No

L. Does the *applicant* have any unsatisfied judgments or liens against it?

□ Yes   ☒ No

Item 6 – Non-Securities Related Business

Does *applicant* engage in any non-securities related business?

☒ Yes   □ No

If "yes," briefly describe the non-securities business.

We provide educational events and resources on business fundamentals and other relevant topics for our target market.

Item 7 – Qualified Third Party Arrangements; Compensation Arrangements

A. Qualified Third Party Arrangements. Complete the following information for each *person* that will hold investor funds in escrow or otherwise pursuant to the requirements of Rule 303(e) of Regulation Crowdfunding (17 CFR 227.303(e)).

Name of *person*: Prime Trust, LLC

Address: 10890 S. Eastern Avenue, Henderson, NV 89052

Phone Number: 702-840-4000

B. Compensation. Please describe any compensation arrangements *funding portal* has with issuers.

Vicinity Capital will charge transaction-based fees calculated as a percentage of the entire fundraising round of offerings completed on Vicinity Capital when charged to issuers and/or calculated as a percentage of an investor's commitment if/when charged to investors. Investors may also have the option of paying a membership subscription fee in lieu of a fee calculated as a percentage of their commitment. Vicinity Capital may decide to cap investor fees at a certain dollar amount, and/or waive fees for certain issuers or investors. Vicinity Capital may also take an equity or lending position in an issuer in addition to a cash transaction fee. Vicinity Capital may also charge the following fees: Documentation fee for custom documentation charged to issuers, Form C filing fee charged to issuers, business service/consultation fees for additional custom services before, during, or after a fundraising round. Associated Persons (APs) of Vicinity Capital may receive salaries and/or bonuses. They will not receive transaction-based compensation. Compensation to Vicinity Capital and to APs will be clearly disclosed to investors and issuers.

EXECUTION

   The *funding portal* consents that service of any civil action brought by or notice of any proceeding before the Securities and Exchange Commission or any *self-regulatory organization* in connection with the *funding portal*'s investment-related business may be given by registered or certified mail to the *funding portal*'s contact *person* at the main address, or mailing address, if different, given in Items 1.E., 1.F., and 1.H. If the applicant is a *nonresident funding portal*, it must complete Schedule C to designate a U.S. agent for service of process.

   The undersigned represents and warrants that he/she has executed this form on behalf of, and is duly authorized to bind, the *funding portal*. The undersigned and the *funding portal* represent that the information and statements contained herein and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and the *funding portal* further represent that, if this is an amendment, to the extent that any information previously submitted is not amended, such information is currently accurate and complete.

Date: February 7, 2020

Full Legal Name of *Funding Portal*:   Vicinity LLC

By:
  (signature)

Title: Co-Founder

FORM FUNDING PORTAL
SCHEDULE A

Direct Owners and Executive Officers

1. Complete Schedule A only if submitting an initial application. Schedule A asks for information about the *applicant*'s direct owners and executive officers. Use Schedule B to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, director and any other individuals with similar status or functions;

   (b) if *applicant* is organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of the *applicant*'s voting securities, unless *applicant* is a public reporting company (a company subject to Section 13 or 15(d) of the Exchange Act);

   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of 5% or more of a class of the *applicant*'s voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (c) if the *applicant* is organized as a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the *applicant*'s capital;

   (d) in the case of a trust, (i) a *person* that directly owns 5% or more of a class of the *applicant*'s voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant*'s capital, (ii) the trust and (iii) each trustee; and

   (e) if the *applicant* is organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the *applicant*'s capital, and (ii) if managed by elected managers, all elected managers.

3. In the DE/FE/NP column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "NP" if the owner or executive officer is a natural person.

4. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

5. Ownership codes are:

   NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%
   A - 5% but less than 10%   C - 25% but less than 50%   E - 75% or more
                              G - Other (general partner, trustee, or elected member)

6. Control Person:
   (a) In the Control Person column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form Funding Portal, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are "control persons".

   (b) In the PR column, enter "PR" if the owner is a public reporting company under Section 13 or 15(d) of the Exchange Act.

7. Complete each column.

FULL LEGAL NAME	DE/FE/NP	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		CRD No.
(Natural Persons: Last Name, First Name, Middle Name)			MM	YYYY		Yes/No	PR	(If None: IRS Tax No., or IRS Employer ID No. if applicable, or if none, enter 0000000)
Rollins, Joshua, Harry	NP	Co-Founder	10	2019	NA	Yes		0000000
Crawford, John, Gary	NP	Co-Founder	10	2019	NA	Yes		0000000
Vicinity Holdings LLC	DE	100% Owner	2	2020	E	Yes		0000000

FORM FUNDING PORTAL
SCHEDULE B

Amendments to Schedule A

1. Use Schedule B only to amend information requested on Schedule A. Refer to Schedule A for specific instructions for completing this Schedule B. Complete each column. File with a completed Execution Page.

2. In the Type of Amendment column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are:

NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%
A - 5% but less than 10%   C - 25% but less than 50%   E - 75% or more
                           G - Other (general partner, trustee, or elected member)

4. List below all changes to Schedule A (Direct Owners and Executive Officers):

FULL LEGAL NAME	DE/ FE /N P	Type of Amendment	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		*CRD* No.
(Natural Persons: Last Name, First Name, Middle				MM	YYYY		Yes/No	PR	(If None: IRS Tax No., or IRS Employer ID No. if applicable, or if none, enter 0000000)

FORM FUNDING PORTAL
SCHEDULE C

Nonresident Funding Portals

Service of Process and Certification Regarding Prompt Access to Books and Records and Ability to Submit to Inspections and Examinations

Each *nonresident funding portal applicant* shall use Schedule C of Form Funding Portal to: identify its United States agent for service of process, and certify that it can, as a matter of law and will: (1) provide the Commission and any registered national securities association of which it becomes a member with prompt access to its books and records, and (2) submit to onsite inspection and examination by the Commission and any registered national securities association of which it becomes a member.

A. Agent for Service of Process:

    1. Name of United States *person applicant* designates and appoints as agent for service of process:

    _____

    2. Address of United States *person applicant* designates and appoints as agent for service of process

    _____

The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

(b) any civil or criminal suit or action or proceeding under the federal securities laws brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, the above-named agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

B. Certification regarding access to records and ability to submit to inspections and examinations:

    Applicant can, as a matter of law, and will:

1. provide the Commission and any registered national securities association of which it becomes a member with prompt access to its books and records, and

2. submit to onsite inspection and examination by the Commission and any registered national securities association of which it becomes a member.

Applicant must attach as an exhibit to this Form Funding Portal, Exhibit C, a copy of the opinion of counsel it is required to obtain in accordance with Rule 400(f) of Regulation Crowdfunding, i.e., the opinion of counsel that the nonresident funding portal can, as a matter of law, provide the Commission and any registered national securities association of which the nonresident funding portal becomes a member with prompt access to the books and records of such nonresident funding portal, and that the nonresident funding portal can, as a matter of law, submit to onsite inspection and examination by the Commission and any registered national securities association of which the nonresident funding portal becomes a member.

EXECUTION FOR NON-RESIDENT FUNDING PORTALS

The undersigned represents and warrants that he/she has executed this form on behalf of, and is duly authorized to bind, the *nonresident funding portal*. The undersigned and the *nonresident funding portal* represent that the information and statements contained herein and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and the *nonresident funding portal* further represent that, if this is an amendment, to the extent that any information previously submitted is not amended, such information is currently accurate and complete.

The undersigned certifies that the *nonresident funding portal* can, as a matter of law, and will provide the Commission and any registered national securities association of which it becomes a member with prompt access to the books and records of such *nonresident funding portal* and can, as a matter of law, and will submit to onsite inspection and examination by the Commission and any registered national securities association of which it becomes a member. Finally, the undersigned authorizes any person having custody or possession of these books and records to make them available to federal regulatory representatives.

Signature: _____

Name and Title: _____

Date: _____

FORM FUNDING PORTAL
SCHEDULE D

If this is a withdrawal of registration:

A. The date the *funding portal* ceased business or withdrew its registration request:
Date (MM/DD/YYYY): _____

B. Location of Books and Records after Registration Withdrawal

Complete the following information for each location at which the *applicant* will keeps books and records after withdrawing its registration.

Name and address of entity where books and records are kept:

_____

_____

_____
(area code)(telephone number)   (area code)   (fax number)

This is (check one):   ☐ one of *applicant*'s branch offices or affiliates.
☐ a third party unaffiliated recordkeeper.
☐ other.

If this address is a private residence, check this box: ☐

Briefly describe the books and records kept at this location.

_____

_____

_____

_____

C. Is the *funding portal* now the subject of or named in any *investment-related*

1. Investigation

☐ Yes   ☐ No

2. Investor initiated complaint

☐ Yes   ☐ No

3. Private civil litigation

☐ Yes   ☐ No

16

CRIMINAL ACTION DISCLOSURE REPORTING PAGE (FP)

General Instructions

This Disclosure Reporting Page (DRP FP) is an ☐ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to Items 5-A or 5-B of Form Funding Portal.

Check item(s) being responded to: ☐ 5-A(1)   ☐ 5-A(2)   ☐ 5-B(1)   ☐ 5-B(2)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the items listed above.

Part 1

Check all that apply:

1. The *person*(s) or entity(ies) for whom this DRP is being filed is (are) the:

    Select only one.

    ☐ *Applicant*
    ☐ *Applicant* and one or more *associated persons*
    ☐ One or more of *applicant*'s *associated persons*

If this DRP is being filed for the *applicant*, and it is an amendment that seeks to remove a DRP concerning the *applicant* from the record, the reason the DRP should be removed is:

    ☐ The *applicant* is registered or applying for registration, and the event or *proceeding* was resolved in the *applicant*'s favor.
    ☐ The DRP was filed in error.

If this DRP is being filed for an *associated person*:

    This *associated person* is: ☐ a firm   ☐ a natural person
    The *associated person* is: ☐ registered with the *SEC*   ☐ not registered with the *SEC*

Full name of the *associated person* (including, for natural persons, last, first and middle names):

_____

If the *associated person* has a *CRD* number, provide that number. _____

If this is an amendment that seeks to remove a DRP concerning the *associated person*, the reason the DRP should be removed is:

☐ The *associated person* (s) is (are) no longer associated with the *applicant*.
☐ The event or *proceeding* was resolved in the *associated person*'s favor.
☐ The event or *proceeding* occurred more than ten years ago.
☐ The DRP was filed in error. Explain the circumstances:

_____
_____

Part 2

1. If charge(s) were brought against a firm or organization over which the *applicant* or a *associated person* exercise(s)(d) *control*:

    A. Enter the firm or organization's name _____

    B. Was the firm or organization engaged in an *investment-related* business?

    ☐ Yes   ☐ No

    C. What was the relationship of the *applicant* with the firm or organization? (In the case of a *associated person*, include any position or title with the firm or organization.)

    _____

2. Court where formal charge(s) were brought in: (include the name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, and Docket/Case number).

    A. Name of Court: _____

    B. Location of Court:
        Street Address: _____
        City or County: _____ State/Country: _____
        Postal Code: _____

    C. Docket/Case Number: _____

3. Event Disclosure Detail (Use this for both organizational and individual charges.)

    A. Date First *Charged* (MM/DD/YYYY): _____   ☐ Exact

                                                                  ☐ Explanation

    If not exact, provide explanation:

B. Event Disclosure Detail (include charge(s)/charge Description(s), and for each charg*e* provide: (1) number of counts, (2) *felony* or *misdemeanor*, (3) plea for each charge, and (4) product type if charge is *investment-related*).

_____

C. Did any of the charge(s) within the event *involve* a *felony*? ☐ Yes   ☐ No

D. Current status of the event?   ☐ Pending   ☐ On Appeal ☐ Final

E. Event status date (Complete unless status is pending)

(MM/DD/YYYY): _____   ☐ Exact
                                       ☐ Explanation

If not exact, provide explanation:

_____

4. Disposition Disclosure Detail: Include for each charge (a) Disposition Type (e.g., convicted, acquitted, dismissed, pretrial, etc.), (b) Date, (c) Sentence/Penalty, (d) Duration (if sentence-suspension, probation, etc.), (e) Start Date of Penalty, (f) Penalty/Fine Amount, and (g) Date Paid.

_____

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct that was the subject of the charge(s) occurred. (The response must fit within the space provided.)

_____

REGULATORY ACTION DISCLOSURE REPORTING PAGE (FP)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP FP) is an ☐ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to Item 5-C, 5-D, 5-E-5-F or 5-G of Form Funding Portal.

Check item(s) being responded to: ☐ 5-C(1)   ☐ 5-C(2)   ☐ 5-C(3)   ☐ 5-C(4)
☐ 5-C(5)   ☐ 5-D(1)   ☐ 5-D(2)   ☐ 5-D(3)   ☐ 5-D(4)   ☐ 5-D(5)
☐ 5-E(1)   ☐ 5-E(2)   ☐ 5-E(3)   ☐ 5-E(4)   ☐ 5-F   ☐ 5-G

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 5-C, 5-D, 5-E, 5- F or 5-G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

Part 1

The *person*(s) or entity(ies) for whom this DRP is being filed is (are) the:

> Select only one.

> ☐ *Applicant* (the *funding portal*)
> ☐ *Applicant* and one or more of the *applicant*'s *associated person* (s)
> ☐ One or more of *applicant*'s *associated person* (s)

If this DRP is being filed for the *applicant* and it is an amendment that seeks to remove a DRP concerning the *applicant* from the record, the reason the DRP should be removed is:

> ☐ The *applicant* is registered or applying for registration, and the event or *proceeding* was resolved in the *applicant*'s favor.
> ☐ The DRP was filed in error.

If this DRP is being filed for an *associated person*:

This *associated person* is: ☐ a firm
                              ☐ a natural person

The *associated person is*: ☐ registered with the *SEC*
                             ☐ not registered with the *SEC*

Full name of the *associated person* (including, for natural persons, last, first and middle names):

_____

If the *associated person* has a *CRD* number, provide that number. _____

If this is an amendment that seeks to remove a DRP concerning the *associated person*, the reason the DRP should be removed is:

☐ The *associated person* (s) is (are) no longer associated with the *applicant*.
☐ The event or *proceeding* was resolved in the *associated person*'s favor.
☐ The DRP was filed in error. Explain the circumstances:

_____
_____

Part 2

1. Regulatory Action was initiated by:

☐ *SEC*   ☐ Other Federal Authority ☐ *SRO*
☐ Foreign Authority ☐ State

(Full name of regulator, *foreign financial regulatory authority*, federal authority, state or *SRO*)
_____
_____
_____

2. Principal Sanction (check appropriate item):

☐ Civil and Administrative Penalty(ies)/Fine(s)
☐ Restitution   ☐ Expulsion   ☐ Disgorgement
☐ Bar   ☐ Revocation   ☐ Suspension
☐ Cease and Desist   ☐ Injunction   ☐ Undertaking
☐ Censure   ☐ Prohibition   ☐ Other
☐ Denial   ☐ Reprimand

Other Sanctions:
_____
_____
_____

3. Date Initiated (MM/DD/YYYY): _____   ☐ Exact
                                                          ☐ Explanation

   If not exact, provide explanation:

   _____
   _____
   _____
   _____

4. Docket/Case Number: _____

5. *Associated person*'s Employing Firm when activity occurred that led to the regulatory action (if applicable):

   _____
   _____
   _____

6. Principal Product Type (check appropriate item):

   ☐ Annuity(ies) - Fixed   ☐ Derivative(s)   ☐ Mutual Fund(s)
   ☐ Annuity(ies) - Variable   ☐ Direct Investment(s) - DPP & LP Interest(s)
   ☐ Money Market Fund(s)   ☐ Equity - OTC   ☐ Options
   ☐ CD(s)   ☐ Equity Listed (Common & Preferred Stock)
   ☐ Commodity Option(s)   ☐ Futures - Commodity   ☐ Penny Stock(s)
   ☐ Debt - Asset Backed   ☐ Futures - Financial   ☐ Unit Investment Trust(s)
   ☐ Debt - Corporate   ☐ Index Option(s)   ☐ Other
   ☐ Debt - Government   ☐ Insurance   ☐ No Product
   ☐ Debt - Municipal   ☐ Investment Contract(s)

Other Product Types:

   _____
   _____
   _____

7. Describe the allegations related to this regulatory action. (The response must fit within the space provided.)

   _____
   _____
   _____

8. Current status?   ☐ Pending   ☐ On Appeal ☐ Final

9. If on appeal, to whom the regulatory action was appealed (*SEC*, *SRO*, Federal or State Court) and date appeal filed:

_____

_____

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved (check appropriate item):

☐ Acceptance, Waiver & Consent (AWC)   ☐ Dismissed   ☐ Vacated
☐ Consent   ☐ Withdrawn   ☐ *Order*
☐ Decision   ☐ Settled   ☐ Other
☐ Decision & *Order* of Offer of Settlement   ☐ Stipulation and Consent

11. Resolution Date (MM/DD/YYYY): _____   ☐ Exact
                                                           ☐ Explanation

    If not exact, provide explanation:

_____

_____

12. Resolution Detail:

    A. Were any of the following Sanctions Ordered (check all appropriate items)?

    ☐ Monetary/Fine   ☐ Revocation/Expulsion/Denial   ☐ Censure
    Amount: $_____   ☐ Disgorgement   ☐ Suspension
    ☐ Bar   ☐ Cease & Desist/Injunction

    B. Other Sanctions Ordered:

_____

_____

    C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against the *applicant* or an *associated person*, date paid and if any portion of penalty was waived:

_____

_____

13. Provide a brief summary of details related to the action status and (or) disposition, and include relevant terms, conditions and dates.

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (FP)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP FP) is an ☐ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to Item 5-H or 5-I of Form Funding Portal.

Check item(s) being responded to: ☐ 5-H(1)   ☐ 5-H(2)   ☐ 5-H(3)   ☐ 5-I

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 5-H or 5-I. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

Part 1

The *person*(s) or entity(ies) for whom this DRP is being filed is (are) the:

    Select only one.

    ☐ *Applicant* (the *funding portal*)
    ☐ *Applicant* and one or more of the applicant's *associated person* (s)
    ☐ One or more of the *applicant*'s associated *person* (s)

If this DRP is being filed for the *applicant* and it is an amendment that seeks to remove a DRP concerning the *applicant* from the record, the reason the DRP should be removed is:

    ☐ The *applicant* is registered or applying for registration, and the event or *proceeding* was resolved in the *applicant*'s favor.
    ☐ The DRP was filed in error.

If this DRP is being filed for an *associated person*:

    This *associated person* is: ☐ a firm   ☐ a natural person
    The *associated person*:   ☐ registered with the *SEC*   ☐ not registered with the *SEC*

Full name of the *associated person* (including, for natural persons, last, first and middle names):

_____

If the *associated person* has a *CRD* number, provide that number. _____

If this is an amendment that seeks to remove a DRP concerning the *associated person*, the reason the DRP should be removed is:

☐ The *associated person* (s) is (are) no longer associated with the *applicant*.
☐ The event or *proceeding* was resolved in the *associated person*'s favor.
☐ The DRP was filed in error. Explain the circumstances:

_____

_____

Part 2

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority*, *SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

2. Principal Relief Sought (check appropriate item):

☐ Cease and Desist   ☐ Disgorgement   ☐ Money Damages
  (Private/Civil Complaint)
☐ Restraining Order   ☐ Civil Penalty(ies)/Fine(s)
☐ Injunction   ☐ Restitution
☐ Other _____

Other Relief Sought: _____

3. Filing Date of Court Action (MM/DD/YYYY): _____   ☐ Exact
                                                                 ☐ Explanation

    If not exact, provide explanation:

    _____

4. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed   ☐ Derivative(s)   ☐ Investment Contract(s)
☐ Annuity(ies) - Variable   ☐ Direct Investment(s) –
                               DPP & LP Interest(s)
☐ Money Market Fund(s)   ☐ CD(s)   ☐ Equity - OTC
☐ Mutual Fund(s)   ☐ Commodity Option(s)   ☐ No Product
☐ Equity Listed   ☐ Options
  (Common & Preferred Stock)
☐ Debt - Asset Backed   ☐ Futures - Commodity   ☐ Penny Stock(s)
☐ Debt - Corporate   ☐ Futures - Financial   ☐ Unit Investment Trust(s)
☐ Debt - Government   ☐ Index Option(s)   ☐ Other
☐ Debt - Municipal   ☐ Insurance

Other Product Types:

_____

5. Formal Action was brought in (include the name of the Federal, State, or Foreign Court; Location of Court – City or County and State or Country; and Docket/Case Number

_____

6. *Associated person*'s Employing Firm when activity occurred that led to the civil judicial action (if applicable):

_____

7. Describe the allegations related to this civil action (the response must fit within the space provided):

_____

_____

8. Current status?   ☐ Pending   ☐ On Appeal ☐ Final

9. If on appeal, court to which the action was appealed (provide name of the court) and Date Appeal Filed (MM/DD/YYYY):

_____

_____

10. If pending, date notice/process was served (MM/DD/YYYY): _____

    ☐ Exact   ☐ Explanation

    If not exact, provide explanation:
    _____

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved (check appropriate item):

    ☐ Consent   ☐ Judgment Rendered   ☐ Settled   ☐ Dismissed ☐ Opinion
    ☐ Withdrawn   ☐ Other _____

12. Resolution Date (MM/DD/YYYY): _____   ☐ Exact
                                                         ☐ Explanation

    If not exact, provide explanation:
    _____

13. Resolution Detail:

    A. Were any of the following Sanctions Ordered or Relief Granted (check appropriate items)?

☐ Monetary/Fine   ☐ Revocation/Expulsion/Denial   ☐ Disgorgement/Restitution
Amount: $ _____   ☐ Censure   ☐ Cease and Desist/Injunction
☐ Bar   ☐ Suspension

    B. Other Sanctions Ordered:

_____
_____
_____

    C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against the *applicant* or an *associated person*, date paid and if any portion of penalty was waived:

_____
_____
_____
_____
_____
_____

14. Provide a brief summary of circumstances related to the action(s), allegation(s), disposition(s) and/or finding(s) disclosed above.

_____
_____
_____

BANKRUPTCY/SIPC DISCLOSURE REPORTING PAGE (FP)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP FP) is an ☐ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to Item 5-J of Form Funding Portal.

Check item(s) being responded to: ☐ 5-J(1) ☐ 5-J(2)

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 5-J. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

Part 1

1. The *person*(s) or entity(ies) for whom this DRP is being filed is (are) the:

    Select only one.

    ☐ *Applicant*
    ☐ *Applicant* and one or more *control affiliate*(s)
    ☐ One or more of *control affiliate*(s)

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

FP DRP - CONTROL AFFILIATE

_____
Control Affiliate CRD Number   This *control affiliate* is: ☐ a firm
                                                                            ☐ a natural person

Registered: ☐ Yes ☐ No

Full name of the *control affiliate* (including, for natural persons, last, first and middle names):

_____

☐ This is an amendment that seeks to remove a DRP record because the *control affiliate*(s) is (are) no longer associated with the *funding portal*.

2. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

Yes ☐   No ☐

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

Part 2

1. Action Type: (check appropriate item)

☐ Bankruptcy   ☐ Declaration   ☐ Receivership

☐ Compromise ☐ Liquidated   ☐ Other_____

2. Action Date (MM/DD/YYYY):_____   ☐ Exact

☐ Explanation

If not exact, provide explanation:_____

3. If the financial action relates to an organization over which the *applicant* or *control affiliate person* exercise(s)(d) *control*, enter organization name and the *applicant*'s or *control affiliate*'s position, title or relationship:

    _____

    Was the Organization *investment-related*?   ☐ Yes   ☐ No

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country), Docket/Case Number and Bankruptcy Chapter Number (if Federal Bankruptcy Filing):

    _____

5. Is action currently pending? ☐ Yes   ☐ No

6. If not pending, provide Disposition Type: (check appropriate item)

    ☐ Direct Payment Procedure   ☐ Dismissed   ☐ Satisfied/Released

    ☐ Discharged   ☐ Dissolved   ☐ SIPA Trustee Appointed

    ☐ Other _____

7. Disposition Date (MM/DD/YYYY): ☐ Exact   ☐ Explanation

    If not exact, provide explanation: _____

8. Provide a brief summary of events leading to the action, and if not discharged, explain. (The information must fit within the space provided):

    _____

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid by you; or the name of trustee:

Currently Open?   ☐ Yes   ☐ No

Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY):_____

☐ Exact   ☐ Explanation

If not exact, provide explanation:_____

10. Provide details to any status disposition. Include details as to creditors, terms, conditions, amounts due and settlement schedule (if applicable):_____

BOND DISCLOSURE REPORTING PAGE (FP)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP FP) is an ☐ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to Item 5-K of Form Funding Portal.

Check item(s) being responded to: ☐ 5-K

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 5-K. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

1. Firm Name: (Policy Holder)

   _____

2. Bonding Company Name:

   _____

3. Disposition Type: (check appropriate item)

   ☐ Denied   ☐ Payout   ☐ Revoked

4. Disposition Date (MM/DD/YYYY):   ☐ Exact   ☐ Explanation

   If not exact, provide explanation:

   _____
   _____
   _____

5. If disposition resulted in Payout, list Payout Amount and Date Paid:

   _____
   _____
   _____

6. Summarize the details of circumstances leading to the necessity of the bonding company action:

_____
_____
_____
_____
_____

JUDGMENT / LIEN DISCLOSURE REPORTING PAGE (FP)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP FP) is an ☐ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to Item 5-L of Form Funding Portal.

Check item(s) being responded to: ☐ 5-L

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page. One event may result in more than one affirmative answer to Item 5-L. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

1.   Judgment/Lien Amount:_____

2.   Judgment/Lien Holder:_____

3.   Judgment/Lien Type: (check appropriate item)

   ☐ Civil   ☐ Default   ☐ Tax

4.   Date Filed (MM/DD/YYYY):_____   ☐ Exact
                                             ☐ Explanation

   If not exact, provide
   explanation: _____

5.   Is Judgment/Lien outstanding?   ☐ Yes   ☐ No

   If No, provide explanation:_____

   If No, how was matter resolved? (check appropriate item)

   ☐ Discharged   ☐ Released ☐ Removed ☐ Satisfied

6.   Court where judgment was given:

   A. Name of Court   _____

   B. Location of Court:
      Street Address: _____
      City or County: _____ State/Country: _____
      Postal Code: _____

   C. Docket/Case Number _____

7.   Provide a brief summary of events leading to the action and any payment schedule details, including current status (if applicable):_____

**FORM FUNDING PORTAL INSTRUCTIONS**

A. GENERAL INSTRUCTIONS

1. EXPLANATION OF FORM

- This is the form that a *funding portal* must use to register with the Securities and Exchange Commission ("SEC" or "Commission"), to amend its registration and to withdraw from registration.
- The Commission may make publicly accessible all current Forms Funding Portal, including amendments and registration withdrawal requests, which may be searchable by the public, with the exception of certain personally identifiable information or other information with significant potential for misuse (including the contact employee's direct phone number, fax number and e-mail address and any IRS Tax Number, IRS Employer Identification Number, or any other similar information). If the *applicant* submits any attachments to Form Funding Portal in PDF format it is the responsibility of the *applicant* to redact certain personally identifiable information or other information with significant potential for misuse (including the contact employee's direct phone number, fax number and e-mail address and any IRS Tax Number, IRS Employer Identification Number, social security number, date of birth, or any other similar information) from the PDF.

2. WHEN TO FILE FORM FUNDING PORTAL

- A *funding portal*'s registration must become effective before offering or selling any securities in reliance on Section 4(a)(6) through a platform. Under Rule 400, a *funding portal*'s registration will be effective the later of: (1) 30 calendar days after the date a complete Form Funding Portal is received by the Commission or (2) the date the *funding portal* is approved for membership by a national securities association registered under Section 15A of the Securities Exchange Act of 1934 ("Exchange Act").

- A registered *funding portal* must promptly file an amendment to Form Funding Portal when any information previously submitted on Form Funding Portal becomes inaccurate or incomplete for any reason.

- A *successor funding portal* may succeed to the registration of a registered *funding portal* by filing a registration on Form Funding Portal within 30 days after the succession.

- If a *funding portal* succeeds to and continues the business of a registered *funding portal* and the succession is based solely on a change of the predecessor's date or state of incorporation, form of organization, or composition of a partnership or similar reason, the *successor* may, within 30 days of the succession, amend the registration on Form Funding Portal to reflect these changes.

- A *funding portal* must also file a withdrawal on Form Funding Portal (and complete Schedule D) promptly upon ceasing to operate as a *funding portal*. Withdrawal will be effective on the later of 30 days after receipt by the Commission, after the *funding portal* is no longer operational, or within such longer period of time as to which the *funding portal* consents or which the Commission by order may determine as necessary or appropriate in the public interest or for the protection of investors.

- A Form Funding Portal filing will not be considered complete unless it complies with all applicable requirements.

3.   **ELECTRONIC FILING** – The *applicant* must file Form Funding Portal electronically, and must utilize this system to file and amend Form Funding Portal electronically to assure the timely acceptance and processing of those filings.

4.   **CONTACT EMPLOYEE –** The individual listed as the contact employee must be authorized to receive all compliance information, communications, and mailings, and be responsible for disseminating it within the *applicant*'s organization.

5.   **FEDERAL INFORMATION LAW AND REQUIREMENTS**

- The principal purpose of this form is to provide a mechanism by which a *funding portal* can register with the Commission, amend its registration and withdraw from registration. The Commission maintains a file of the information on this form and will make certain information collected through the form publicly available. The SEC will not accept forms that do not include the required information.

- Section 4A(a) of the Securities Act of 1933 [15 U.S.C. §77d-1(a)] and Sections 3(h) and 23(a) the Exchange Act [15 U.S.C. §§78c(h) and 78w(a)] authorize the SEC to collect the information required by Form Funding Portal. The SEC collects the information for regulatory purposes. Filing Form Funding Portal is mandatory for *persons* that are registering as *funding portals* with the SEC.

- Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on this Form and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507. The information contained in this form is part of a system of records subject to the Privacy Act of 1974, as amended. The Securities and Exchange Commission has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

B.   **FILING INSTRUCTIONS**

1.   **FORMAT**

- All fields requiring a response in Items 1-7 must be completed before the filing will be accepted.

- *Applicant* must complete the execution page certifying that Form Funding Portal and amendments thereto have been executed properly and that the information contained therein is accurate and complete.

- To amend information, the *applicant* must update the appropriate Form Funding Portal pages or Schedules.

- A paper copy, with original manual signatures, of the initial Form Funding Portal filing and amendments to Form Funding Portal and Disclosure Reporting Pages must be retained by the *applicant* and be made available for inspection upon a regulatory request.

2.   **DISCLOSURE REPORTING PAGES (DRP)** – Information concerning the *applicant* or *associated person* that relates to the occurrence of an event reportable under Item 5 must be provided on the *applicant*'s appropriate DRP (FP). If an *associated person* is an individual or organization registered through the CRD, such *associated person* need only complete the *associated person* name and CRD number of the *applicant*'s appropriate DRP. Details for the event must be submitted on the *associated person*'s appropriate DRP or DRP (U-4). If an *associated person* is an individual or organization <u>not</u> registered through the CRD, provide complete answers to all of the questions and complete all fields requiring a response on the *associated person*'s appropriate DRP (FP).

3.   **DIRECT OWNERS** - Amend the Direct Owners and Executive Officers page when changes in ownership occur.

4.   **NONRESIDENT APPLICANTS** – Any *applicant* that is a *nonresident funding portal* must complete Schedule C and attach the opinion of counsel referred to therein.

C.   **EXPLANATION OF TERMS**

1.   **GENERAL**

APPLICANT - The *funding portal* applying on or amending this form.

ASSOCIATED PERSON - Any partner, officer, director or manager of the funding portal (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling or controlled by the funding portal, or any employee of the funding portal, except that any person associated with a funding portal whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of section 15(b) of the Exchange Act (other than paragraphs (4) and (6) thereof).

CONTROL - The power, directly or indirectly, to direct the management or policies of the *funding portal*, whether through contract, or otherwise. A *person* is presumed to *control* a *funding portal* if that *person*: (1) is a director, general partner or officer exercising executive responsibility (or has a similar status or functions); (2) directly or indirectly has the right to vote 25 percent or more of a class of a voting security or has the power to sell or direct the sale of 25 percent or more of a class of voting securities of the *funding portal*; or (3) in the case of a partnership, has contributed, or has a right to receive, 25 percent or more of the capital of the *funding portal*. (This definition is used solely for the purposes of Form Funding Portal).

CONTROL AFFILIATE – A *person* named in Item 4 or any other individual or organization that directly or indirectly controls, is under common control with, or is controlled by, the *applicant*, including any current employee of the *applicant* except one performing only clerical, administrative, support or similar functions, or who, regardless of title, performs no executive duties or has no senior policy making authority.

FOREIGN FINANCIAL REGULATORY AUTHORITY – Includes (1) a foreign securities authority; (2) other governmental body or foreign equivalent of a *self-regulatory organization* empowered by a foreign government to administer or enforce its laws relating to the regulation of *investment* or *investment-related* activities*;* and (3) a foreign membership organization, a function of which is to regulate the participation of its members in the activities listed above.

FUNDING PORTAL - A broker acting as an intermediary in a transaction involving the offer or sale of securities offered and sold in reliance on Section 4(a)(6), that does not, directly or indirectly: (1) offer *investment* advice or recommendations; (2) solicit purchases, sales or offers to buy the securities displayed on its platform; (3) compensate employees, agents, or other *persons* for such solicitation or based on the sale of securities displayed or referenced on its platform; or (4) hold, manage, possess, or otherwise handle investor funds or securities.

JURISDICTION – Any state of the United States, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, any other territory of the United States, or any subdivision or regulatory body thereof.

NONRESIDENT FUNDING PORTAL – A *funding portal* incorporated in or organized under the laws of a jurisdiction outside of the United States or its territories, or having its principal place of business in any place not in the United States or its territories.

PERSON - An individual, partnership, corporation, trust, or other organization.

SELF-REGULATORY ORGANIZATION ("SRO") – A national securities association registered under Section 15A of the Exchange Act or any national securities exchange or registered clearing agency.

SUCCESSOR –A *funding portal* that assumes or acquires substantially all of the assets and liabilities, and that continues the business of, a registered predecessor *funding portal* that ceases its *funding portal* activities. *See* Rule 400(c) of Regulation Crowdfunding (17 CFR 227.400(c)).

2.   FOR THE PURPOSE OF ITEM 5 AND THE CORRESPONDING DISCLOSURE REPORTING PAGES (DRPs) (FP)

CHARGED - Being accused of a crime in a formal complaint, information, or indictment (or equivalent formal charge).

ENJOINED – Includes being subject to a mandatory injunction, prohibitory injunction, preliminary injunction, or temporary restraining order.

FELONY – For *jurisdictions* that do not differentiate between a *felony* and a *misdemeanor*, a *felony* is an offense punishable by a sentence of at least one year imprisonment and/or a fine of at least $1,000. The term also includes a general court martial.

FOUND – Includes adverse final actions, including consent decrees in which the respondent has neither admitted nor denied the findings, but does not include agreements, deficiency letters, examination reports, memoranda of understanding, letters of caution, admonishments, and similar informal resolutions of matters.

INVESTMENT OR INVESTMENT-RELATED – Pertaining to securities, commodities, banking, savings association activities, credit union activities, insurance, or real estate (including, but not limited to, acting as or being associated with a *funding portal* broker-dealer, municipal securities dealer, government securities broker or dealer, issuer, investment company, investment adviser, futures sponsor, bank, security-based swap dealer, major security-based swap participant, savings association, credit union, insurance company, or insurance agency).

INVOLVED – Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.

MINOR RULE VIOLATION – A violation of a *self-regulatory organization* rule that has been designated as "minor" pursuant to a plan approved by the SEC or Commodity Futures Trading Commission. A rule violation may be designated as "minor" under a plan if the sanction imposed consists of a fine of $2,500 or less and if the sanctioned *person* does not contest the fine. (Check with the appropriate *self-regulatory organization* to determine if a particular rule violation has been designated as "minor" for these purposes).

MISDEMEANOR – For *jurisdictions* that do not differentiate between a *felony* and a *misdemeanor*, a *misdemeanor* is an offense punishable by a sentence of less than one year imprisonment and/or a fine of less than $1,000. The term also includes a special court martial.

ORDER – A written directive issued pursuant to statutory authority and procedures, including orders of denial, suspension, or revocation; does not include special stipulations, undertakings or agreements relating to payments, limitations on activity or other restrictions unless they are included in an *order*.

PROCEEDING – Includes a formal administrative or civil action initiated by a governmental agency, *self-regulatory organization* or a *foreign financial regulatory authority*; a *felony* criminal indictment or information (or equivalent formal charge); or a *misdemeanor* criminal information (or equivalent formal charge). Does not include other civil litigation, investigations, or arrests or similar charges effected in the absence of a formal criminal indictment or information (or equivalent formal charge).